SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1996.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________ to ______________

Commission File Number 0-2085



            BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401K PLAN
                                 (Title of Plan)


                                BETZDEARBORN INC.
                               4636 Somerton Road
                           Trevose, Pennsylvania 19053
          (Name of Issuer of the Securities Held Pursuant to the Plans
               and the Address of its Principal Executive Office)


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                    BETZDEARBORN INC.



                                               By: /s/ William C. Brafford
                                                  ----------------------------
                                                   William C. Brafford
                                                   Vice President, Secretary
                                                   and General Counsel

                        Financial Statements and Schedule

                        BetzDearborn Inc. Employee Stock
                            Ownership and 401(k) Plan

                     Years ended December 31, 1996 and 1995
                       with Report of Independent Auditors

                        BetzDearborn Inc. Employee Stock
                            Ownership and 401(k) Plan

                        Financial Statements and Schedule

                     Years ended December 31, 1996 and 1995




                                    Contents




Report of Independent Auditors..........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................2
Statements of Changes in Net Assets Available for Benefits..............3
Notes to Financial Statements...........................................4


Schedule

Assets Held for Investment Purposes.....................................12

                         Report of Independent Auditors

Retirement Committee
BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan


We have audited the accompanying statements of net assets available for benefits of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1996 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.



                                                          ERNST & YOUNG  LLP


June 2, 1997

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                            December 31
                                                        1996            1995
                                                   ------------      ------------
Assets
Investments:
    Series A ESOP Convertible Preferred Stock
      of BetzDearborn Inc.                         $162,398,524      $120,604,718
    Common Stock--BetzDearborn Inc.                  31,880,666        25,797,696
    Putnam Voyager Fund                              38,799,167        32,181,112
    Putnam Fund for Growth and Income                30,887,194        24,392,800
    Putnam New Opportunities Fund                    10,462,397         3,634,804
    Putnam Money Market Fund                          8,775,990         6,775,829
    Putnam U.S. Government Income Trust               5,673,604         5,502,763
    Putnam Global Growth Fund                         4,171,205         1,866,534
    Putnam Loan Fund                                  2,880,805         2,605,761
                                                   ------------      ------------
                                                    295,929,552       223,362,017

Contribution receivable                                 277,420         1,419,095
Cash                                                     75,916            63,417
                                                   ------------      ------------
Total assets                                        296,282,888       224,844,529

Liabilities
Accrued interest payable                                272,493           259,907
Loan payable                                         95,500,000        96,500,000
                                                   ------------      ------------
Total liabilities                                    95,772,493        96,759,907
                                                   ------------      ------------
Net assets available for benefits                  $200,510,395      $128,084,622
                                                   ============      ============


See accompanying notes.

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits



                                                   Year ended December 31
                                                   1996             1995
                                              ------------      ------------


Additions:
    Contributions from employer               $  1,240,509      $    994,672
    Contributions from employees                15,687,411        10,689,507
    Interest and dividend income                15,079,970        13,161,866
                                              ------------      ------------
                                                32,007,890        24,846,045

Deductions:
    Benefit payments                            10,234,761         6,325,759
    Interest expense                             7,987,126         7,834,907
    Administrative expenses                         28,569            32,525
                                              ------------      ------------
                                                18,250,456        14,193,191
                                              ------------      ------------
                                                13,757,434        10,652,854

Net realized and unrealized appreciation
    in fair value of investments                58,668,339         2,491,225
                                              ------------      ------------
Net additions                                   72,425,773        13,144,079
Net assets available for benefits
    at beginning of year                       128,084,622       114,940,543
                                              ------------      ------------
Net assets available for benefits
    at end of year                            $200,510,395      $128,084,622
                                              ============      ============

See accompanying notes.

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan


                          Notes to Financial Statements

                                December 31, 1996


1. Significant Accounting Policies

Valuation of Investments

Series A ESOP Convertible Preferred Stock of BetzDearborn Inc. is stated at aggregate current value as determined by an independent securities appraisal company. Marketable securities and investments in various mutual funds are stated at aggregate fair value as determined from quoted market prices. The change in the difference between current fair values and the cost of investments and realized gains and losses on sales of investments is reflected in the statement of changes in net assets available for benefits as net realized and unrealized appreciation in fair value of investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of Plan

The BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan ("Plan") is a defined contribution plan, which covers substantially all domestic employees of BetzDearborn Inc. (the "Company") who have attained age 21. On June 28, 1996, Betz Laboratories, Inc. acquired the Dearborn operations from W.R. Grace and formally changed its name to BetzDearborn Inc. As of the closing date, all domestic employees of Dearborn were given full credit in The Plan for service with W.R. Grace for purposes of eligibility and vesting.

Under the 401(k) provisions of the Plan, employees can contribute on a pretax basis amounts up to 15% of salary, the first 4% being matched by the Company at a rate of 25%. The Company's matching contributions are made in the form of the BetzDearborn Inc. Convertible Preferred Stock.

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan


                    Notes to Financial Statements (continued)




2. Description of Plan (continued)

After satisfying the 401(k) matching contributions and dividends, the remaining allocable preferred shares are allocated to individual participants' accounts as of December 31st of each plan year based on the participants' eligible compensation as a percentage of total eligible compensation. The number of shares released for allocation in a plan year is equal to the number of previously unreleased shares multiplied by a fraction. The numerator of the fraction is the amount of principal and interest paid on the loan for the Plan year, and the denominator of the fraction is the sum of the numerator plus the principal and interest to be paid on the loan for all future plan years during the term of the loan.

The Board of Directors has the right to discontinue the Company's contributions to the Plan and to terminate or partially terminate the Plan at any time. In the event of Plan termination or discontinuance of Company contributions, the rights of the affected participants shall be 100% vested.

Additional information about the plan agreement, its vesting, distribution, loan, and forfeiture provisions is contained in Company publications available from the Plan Administrator.

3. Investments

During 1996 and 1995, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

                                                  Net Appreciation
                                                   (Depreciation)
                                                    in Fair Value       Fair Value at
                                                     During Year         End of Year
                                                    ------------        ------------
  Year ended December 31, 1996

  Series A ESOP Convertible Preferred Stock
     of BetzDearborn Inc.                           $ 43,692,268        $162,398,524
  Common Stock--BetzDearborn Inc.                     10,209,780          31,880,666
  Putnam Voyager Fund                                  1,702,565          38,799,167
  Putnam Fund for Growth and Income                    2,801,333          30,887,194
  Putnam Money Market Fund                                    --           8,775,990
  Putnam U.S. Government Income Trust                   (156,899)          5,673,604
  Putnam New Opportunities Fund                          250,952          10,462,397
  Putnam Loan Fund                                            --           2,880,805
  Putnam Global Growth Fund                              168,340           4,171,205
                                                    ------------        ------------
                                                    $ 58,668,339        $295,929,552
                                                    ============        ============

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

3. Investments (continued)

                                                  Net Appreciation
                                                   (Depreciation)
                                                    in Fair Value       Fair Value at
                                                     During Year         End of Year
                                                    ------------        ------------
  Year ended December 31, 1995

  Series A ESOP Convertible Preferred Stock
     of BetzDearborn Inc.                           $(8,200,976)       $120,604,718
  Common Stock--BetzDearborn Inc.                    (2,189,171)         25,797,696
  Putnam Voyager Fund                                 7,272,031          32,181,112
  Putnam Fund for Growth and Income                   4,867,589          24,392,800
  Putnam Money Market Fund                                    -           6,775,829
  Putnam U.S. Government Income Trust                   406,482           5,502,763
  Putnam New Opportunities Fund                         208,140           3,634,804
  Putnam Loan Fund                                            -           2,605,761
  Putnam Global Growth Fund                             127,130           1,866,534
                                                    ------------       ------------
                                                    $ 2,491,225        $223,362,017
                                                    ============       ============


4. ESOP Loan, Company Loan Guarantee and Employer Contributions

The ESOP loan is secured by the unallocated shares of BetzDearborn Inc. Series A ESOP Convertible Preferred Stock and is guaranteed by the Company. At December 31, 1996, the Plan held 359,869 unallocated shares of the Preferred Stock with a fair value of $121,444,991. The Company is required to make contributions to the Plan which, together with dividends received on stock held by the Plan, are sufficient to enable the Plan to service its indebtedness. Interest was incurred on the loan at 8.08% from January 1, 1995 to June 28, 1996 and 8.56% from June 29, 1996 to December 31, 1996. Debt service contributions paid to the ESOP during 1996 and 1995 totaled $8,974,540 and $8,837,600, respectively, including Preferred Stock dividends of $7,746,617 and $7,840,235, respectively. An additional contribution of $272,493 has been accrued by the Plan and is included in the contribution receivable recorded at December 31, 1996.

The ESOP loan matures on June 19, 2009 and requires principal payments of $1,000,000 in each of the years 1997 through 1999, $1,500,000 in 2000,
$2,500,000 in 2001, and $88,500,000 thereafter. The Company is obligated to maintain certain financial ratios and meet certain net worth and indebtedness tests.

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

5. Transactions with Parties-in-Interest

In accordance with the Plan document, the Company will pay substantially all administrative expenses reasonably incurred in connection with the Plan. It is impractical to allocate common expenses of the Company and the Plan. However, certain employees of the Company are involved in the operation of the Plan. Trustee's and other expenses directly applicable to the Plan and paid by the Company amounted to $62,466 and $99,156 in 1996 and 1995, respectively.

6. Income Tax Status

The Internal Revenue Service has ruled (March 23, 1995) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Retirement Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

7. Investment Programs

The amount of net assets at December 31, 1996 and 1995, and the changes in net assets for the years then ended, were allocated to the separate investment programs as follows:

                                                                                                                   Putnam
                                                                                Putnam         Putnam Fund          New
                                                                                Voyager         for Growth      Opportunities
                     1996                     ESOP Fund       Stock Fund         Fund           and Income          Fund
                     ----                     ---------       ----------       -----------      ----------       -----------

Assets
Investments:
    ESOP preferred stock--
       BetzDearborn Inc.                    $162,398,524      $        --      $        --      $        --      $        --
    Common stock--BetzDearborn Inc.                            31,880,666
    Putnam Voyager Fund                                                         38,799,167
    Putnam Fund for Growth
       and Income                                                                                30,887,194
    Putnam New Opportunities Fund                                                                                 10,462,397
    Putnam Money Market Fund
    Putnam U.S. Government
       Income Trust
    Putnam Global Growth Fund
    Putnam Loan Fund
    Contribution receivable                      272,493                                              4,927
    Cash                                          43,386           32,530
                                            ------------      -----------      -----------      -----------      -----------
Total assets                                 162,714,403       31,913,196       38,799,167       30,892,121       10,462,397

Liabilities
Accrued interest payable                         272,493
Loan payable                                  95,500,000
                                            ------------      -----------      -----------      -----------      -----------
Net assets                                  $ 66,941,910      $31,913,196      $38,799,167      $30,892,121      $10,462,397
                                            ============      ===========      ===========      ===========      ===========

                                                                     Putnam         Putnam
                                                      Putnam          U.S.          Global         Putnam
                                                       Money       Government       Growth          Loan
                     1996                           Market Fund   Income Trust       Fund           Fund             Total
                     ----                          ------------   ------------    ----------      ----------      ------------

Assets
Investments:
    ESOP preferred stock--
       BetzDearborn Inc.                           $       --     $       --      $       --      $       --      $162,398,524
    Common stock--BetzDearborn Inc.                                                                                 31,880,666
    Putnam Voyager Fund                                                                                             38,799,167
    Putnam Fund for Growth
       and Income                                                                                                   30,887,194
    Putnam New Opportunities Fund                                                                                   10,462,397
    Putnam Money Market Fund                        8,775,990                                                        8,775,990
    Putnam U.S. Government
       Income Trust                                                5,673,604                                         5,673,604
    Putnam Global Growth Fund                                                      4,171,205                         4,171,205
    Putnam Loan Fund                                                                               2,880,805         2,880,805
    Contribution receivable                                                                                            277,420
    Cash                                                                                                                75,916
                                                   ----------     ----------      ----------      ----------      ------------
Total assets                                        8,775,990      5,673,604       4,171,205       2,880,805       296,282,888

Liabilities
Accrued interest payable                                                                                               272,493
Loan payable                                                                                                        95,500,000
                                                   ----------     ----------      ----------      ----------      ------------
Net assets                                         $8,775,990     $5,673,604      $4,171,205      $2,880,805      $200,510,395
                                                   ==========     ==========      ==========      ==========      ============

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

7. Investment Programs (continued)

                                                                                                                         Putnam
                                                                                       Putnam        Putnam Fund          New
                                                                                       Voyager        for Growth      Opportunities
                     1995                           ESOP Fund       Stock Fund          Fund          and Income         Fund
                     ----                         ------------      ----------       -----------     -----------      ----------

Assets
Investments:
    ESOP preferred stock--
       BetzDearborn Inc.                           $120,604,718      $        --      $        --     $        --      $       --
    Common stock--BetzDearborn Inc.                                  25,797,696
    Putnam Voyager Fund                                                               32,181,112
    Putnam Fund for Growth
       and Income                                                                                     24,392,800
    Putnam Money Market Fund
    Putnam U.S. Government
       Income Trust
    Putnam New Opportunities Fund                                                                                      3,634,804
    Putnam Loan Fund
    Putnam Global Growth Fund
    Contribution receivable                            259,907          215,150          407,881         268,083          89,713
    Cash                                                34,151           29,266
                                                   ------------      -----------      -----------     -----------      ----------
Total assets                                       120,898,776       26,042,112       32,588,993      24,660,883       3,724,517

Liabilities
Accrued interest payable                               259,907
Loan payable                                        96,500,000
                                                  ------------      -----------      -----------     -----------      ----------
Net assets                                        $ 24,138,869      $26,042,112      $32,588,993     $24,660,883      $3,724,517
                                                  ============      ===========      ===========     ===========      ==========

                                                                      Putnam       Putnam
                                                      Putnam           U.S.        Global           Putnam
                                                       Money        Government     Growth            Loan
                     1995                           Market Fund    Income Trust     Fund             Fund            Total
                     ----                         --------------   ------------  -----------      ----------      ------------
Assets
Investments:
    ESOP preferred stock--
       BetzDearborn Inc.                           $       --     $       --      $       --      $       --      $120,604,718
    Common stock--BetzDearborn Inc.                                                                                 25,797,696
    Putnam Voyager Fund                                                                                             32,181,112
    Putnam Fund for Growth
       and Income                                                                                                   24,392,800
    Putnam Money Market Fund                        6,775,829                                                        6,775,829
    Putnam U.S. Government
       Income Trust                                                5,502,763                                         5,502,763
    Putnam New Opportunities Fund                                                                                    3,634,804
    Putnam Loan Fund                                                                               2,605,761         2,605,761
    Putnam Global Growth Fund                                                      1,866,534                         1,866,534
    Contribution receivable                            65,630         65,996          46,735                         1,419,095
    Cash                                                                                                                63,417
                                                   ----------     ----------      ----------      ----------      ------------
Total assets                                        6,841,459      5,568,759       1,913,269       2,605,761       224,844,529

Liabilities
Accrued interest payable                                                                                               259,907
Loan payable                                                                                                        96,500,000
                                                   ----------     ----------      ----------      ----------      ------------
Net assets                                         $6,841,459     $5,568,759      $1,913,269      $2,605,761      $128,084,622
                                                   ==========     ==========      ==========      ==========      ============

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

7. Investment Programs (continued)

                                                                                                                    Putnam
                                                                                    Putnam        Putnam Fund         New
                                                                                    Voyager       for Growth     Opportunities
                                                    ESOP Fund      Stock Fund        Fund         and Income         Fund
                                                   -----------    ------------    -----------     -----------     -----------

Net assets at December 31, 1995                    $24,138,869     $26,042,112    $32,588,993     $24,660,883     $ 3,724,517
Add:   Contributions from employer                   1,240,509
       Contributions from employees                                  2,067,193      4,580,354       3,310,813       2,724,938
       Loan repayments from employees                                  291,098        489,647         308,256         180,306
       Investment income                             7,755,852         891,360      2,463,929       2,622,029          80,640
       Loans issued                                                   (368,434)      (536,554)       (366,682)       (132,707)
       Benefit payments                             (1,898,462)     (1,848,448)    (2,286,177)     (2,031,731)       (400,926)
       Interest expense                             (7,987,126)
       Administrative expenses                                          (5,655)        (9,006)         (6,982)         (2,009)
       Net realized and unrealized
         appreciation (depreciation)
         in fair value of investments               43,692,268      10,209,780      1,702,565       2,801,333         250,952
       Interfund transfers                                          (5,365,810)      (194,584)       (405,798)      4,036,686
                                                   -----------     -----------    -----------     -----------     -----------
Net assets at December 31, 1996                    $66,941,910     $31,913,196    $38,799,167     $30,892,121     $10,462,397
                                                   ===========     ===========    ===========     ===========     ===========


There were 3,820 active participants in the Plan at December 31, 1996.


                                                                 Putnam
                                                 Putnam           U.S.           Putnam          Putnam
                                                  Money         Government        Global          Loan
                                               Market Fund     Income Trust    Growth Fund        Fund           Total
                                               -----------     ------------    -----------    ------------    ------------
Net assets at December 31, 1995                $ 6,841,459     $5,568,759      $1,913,269    $  2,605,761    $128,084,622
Add:   Contributions from employer                                                                              1,240,509
       Contributions from employees                983,043        925,827       1,095,243                      15,687,411
       Loan repayments from employees               91,957         57,434          51,894      (1,470,592)              -
       Investment income                           371,269        355,678         291,208         248,005      15,079,970
       Loans issued                               (130,214)      (116,428)        (68,272)      1,719,291               -
       Benefit payments                         (1,068,066)      (319,398)       (159,893)       (221,660)    (10,234,761)
       Interest expense                                                                                        (7,987,126)
       Administrative expenses                      (2,503)        (1,536)           (878)                        (28,569)
       Net realized and unrealized
         appreciation (depreciation)
         in fair value of investments                            (156,899)        168,340                      58,668,339
       Interfund transfers                       1,689,045       (639,833)        880,294                               -
                                               -----------     ----------      ----------    ------------    ------------
Net assets at December 31, 1996                $ 8,775,990     $5,673,604      $4,171,205    $  2,880,805    $200,510,395
                                               ===========     ==========      ==========    ============    ============

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

7. Investment Programs (continued)

                                                                                                                      Putnam
                                                                                     Putnam         Putnam Fund         New
                                                                                     Voyager         for Growth     Opportunities
                                                    ESOP Fund      Stock Fund          Fund          and Income         Fund
                                                   -----------     ----------       -----------      -----------     ----------

Net assets at January 1, 1995                      $32,444,673    $28,887,869       $20,979,042      $17,319,127      $       --
Add:   Contributions from employer                     994,672
       Contributions from employees                                 2,282,573         3,765,015        2,524,811         280,657
       Loan repayments from  employees                                320,534           370,943          247,970          16,610
       Investment income                             7,847,035        955,630         1,717,364        1,592,439
       Loans issued                                                  (356,514)         (523,994)        (400,751)         (3,324)
       Benefit payments                             (1,111,628)      (951,107)       (1,540,636)      (1,254,854)           (718)
       Interest expense                             (7,834,907)
       Administrative expenses                                         (8,141)          (10,856)          (8,078)
       Net realized and unrealized
         appreciation (depreciation)
         in fair value of investments               (8,200,976)    (2,189,171)        7,272,031        4,867,589         208,140
       Interfund transfers                                         (2,899,561)          560,084         (227,370)      3,223,152
                                                   -----------    -----------       -----------      -----------      ----------
Net assets at December 31, 1995                    $24,138,869    $26,042,112       $32,588,993      $24,660,883      $3,724,517
                                                   ===========    ===========       ===========      ===========      ==========

                                                                              14
There were 2,987 active participants in the Plan at December 31, 1995.


                                                                 Putnam
                                                 Putnam            U.S.          Putnam          Putnam
                                                  Money         Governmen        Global           Loan
                                               Market Fund     Income Trust    Growth Fund        Fund           Total
                                               -----------     ------------    -----------    ------------    ------------
Net assets at January 1, 1995                  $6,365,274    $5,029,367       $1,774,290     $ 2,140,901      $114,940,543
Add:   Contributions from employer                                                                                 994,672
       Contributions from employees               658,833       698,408          479,210                        10,689,507
       Loan repayments from employees              92,334        56,379           47,097      (1,151,867)               --
       Investment income                          411,486       368,821          101,102         167,989        13,161,866
       Loans issued                              (145,148)      (71,642)         (23,145)      1,524,518                 -
       Benefit payments                          (870,700)     (368,951)        (151,385)        (75,780)       (6,325,759)
       Interest expense                                                                                         (7,834,907)
       Administrative expenses                     (2,929)       (1,918)            (603)                          (32,525)
       Net realized and unrealized
         appreciation (depreciation)
         in fair value of investments                           406,482          127,130                         2,491,225
       Interfund transfers                        332,309      (548,187)        (440,427)                               --
                                               ----------    ----------       ----------     -----------      ------------
Net assets at December 31, 1995                $6,841,459    $5,568,759       $1,913,269     $ 2,605,761      $128,084,622
                                               ==========    ==========       ==========     ===========      ============

           BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan

                       Assets Held for Investment Purposes

                                December 31, 1996

                                        Description of Investment
                                         Including Maturity Date,
   Identity of Issue, Borrower,         Rate of Interest, Par, or
         or Similar Party                     Maturity Value                   Cost          Market
   ----------------------------        ----------------------------            ----          ------
Preferred stock:

BetzDearborn Inc.
    Series A ESOP Convertible
    Preferred Stock*                           481,223 shares             $ 96,244,600   $162,398,524

Common stock:

BetzDearborn Inc.*                             544,968 shares               19,531,052     31,880,666

Mutual funds:

Putnam* Voyager Fund                          2,406,896 units               31,031,389     38,799,167
Putnam* Fund for Growth and
    Income                                    1,714,050 units               25,212,419     30,887,194
Putnam* New Opportunities
    Fund                                        257,504 units               10,177,801     10,462,397
Putnam* Money Market Fund                     8,775,990 units                8,775,990      8,775,990
Putnam* U.S. Government
    Income Trust                                442,213 units                5,803,056      5,673,604
Putnam* Global Growth Fund                      385,508 units                4,011,548      4,171,205
Putnam* Loan Fund                           Participant loans;
                                       between 8% to 10.5% interest          2,880,805      2,880,805
                                                                          ------------   ------------
Total mutual funds                                                          87,893,008    101,650,362
                                                                          ------------   ------------
Total assets held for investment
    purposes                                                              $203,668,660   $295,929,552
                                                                          ============   ============


*Indicates party-in-interest to the Plan.


                                                                              16